Mail Stop 3561

      July 14, 2005


Via U.S. Mail

Mr. John J. Walker
Senior Vice President and Chief Financial Officer
Loews Cineplex Entertainment Corporation
711 Fifth Avenue
New York, New York  10022

Re: 	Loews Cineplex Entertainment Corporation
	Amendment No. 1 to Registration Statement on Form S-4
	Filed June 29, 2005
	File No. 333-124111

Dear Mr. Walker,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. All page references are to the marked version you provided.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1
Recent Developments, page 3
1. Please revise to briefly describe the change of control repurchase offer.


2. Please revise your disclosure here to briefly describe how you expect the merger will affect the guarantees related to the Exchange notes as well as obligations of AMC. We note your disclosure on page
16, the last paragraph of the risk factor titled "Our level of indebtedness..."
3. Please revise to disclose when you expect the merger to close.

Risk Factors, page 15
Our ability to generate sufficient cash flow, page 19
4. We note your revisions made in response to prior comment 10.
Please revise this subheading to state the risk to investors that you discuss in the text.

We may not be able to fulfill our repurchase obligations, page 16
5. Please create two separate risk factors to reflect the different risks discussed in the text. In one risk factor, please discuss the risk that any change of control would constitute a default under your senior secured credit facility. In the other risk factor, please discuss the risk that you may not have available funds to pay the change of control purchase price and that none of the holders of the notes may receive the change of control purchase price for their notes. Please revise your subheadings accordingly.

The Exchange Offer, page 35
Terms of the Exchange Offer, page 36
6. We note your response to prior comment 17 and reissue. Please revise to indicate that you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change. Please refer to Section II.C. of Exchange Act Release No. 43069 (July 31, 2000) and Footnote 70 of Exchange Act Release No. 23421 (July 11, 1986).

Exhibit 5.1
7. We note your response to prior comment 33. Please file the supporting legal opinions for the remaining New Jersey guarantors with your next amendment.

Exhibit 5.2
8. Please refer to page 2.  Assuming that Loews Bristol and Loews
Connecticut have received adequate consideration is an impermissible statement that qualifies your opinion. Please revise.

9. Please refer to page 2. Delete qualification number 2. You are entitled to rely on certificates from officers as to facts, but you may not limit the opinion to subjective knowledge of particular attorneys.
10. Also remove the reference to your knowledge and experience in numbered opinion 4.
11. Please refer to page 2. Stating that your opinions relate only to the "Organization and Authorization Documents" listed in Schedule
B of the letter is an impermissible statement which qualifies your opinion. Please revise.
12. Please refer to page 3. Please omit the last sentence of the second to last paragraph that begins with "Except as expressly set forth above..." You may not limit reliance on the opinion.
13. Please refer to page 3. Please omit the first sentence of the last paragraph or refile the opinion dated the date of effectiveness.

Exhibit 5.3
14. Please refer to page 2. Please omit the last paragraph. It is inappropriate to qualify your opinion by stating that you are not familiar with the Issuer`s or Guarantors` legal affairs or regulatory regimes.
15. Please refer to page 3, section III. A. Stating that your opinion is based solely on review of the State Good Standing Certificate is an impermissible statement which qualifies your opinion. Please revise.
16. Please refer to page 4. Please delete qualification D. Also delete qualification E. You are entitled to rely on officer`s certificates as to fact if it seems prudent to do so.
17. Please refer to page 4, qualification F, "No Duty to Supplement or Update Opinion." Please omit this section or refile the opinion dated the date of effectiveness.

Exhibit 5.6
18. Please refer to page 2.  Please delete the second paragraph.
19. Please refer to your assumptions that begin on page 2.
Paragraphs H, I, J, K, L, M and N are impermissible assumptions that qualify your opinion. Please revise.

20. Please refer to page 5. Please omit the second sentence of the last paragraph that begins with "This opinion may be relied upon by you..." You may not limit reliance on the opinion.
21. Please refer to page 5. Please omit the second to last sentence of the last paragraph that begins with "The opinions that we express above are as of the date of this opinion only..." or refile the opinion dated the date of effectiveness.

Exhibit 5.7
22. Please refer to the first sentence of the second full paragraph on page 2. Delete the phrase "in our experience."

Exhibit 5.8
23. Please refer to your assumptions on page 2. Paragraphs 1, 2 and
3 are impermissible assumptions that qualify your opinion. Please revise.


* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cari Kerr at (202) 551-3310 or Michael Fay at
(202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3755 with any other questions.


      Regards,



Max A. Webb


cc:	Jane D. Goldstein, Esq.
	William M. Shields, Esq.
      Ropes & Gray LLP
	via facsimile:  (617) 951-7050

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Mr. John J. Walker
Loews Cineplex Entertainment Corporation
Page 1